Insert for Bjurman, Barry Annual Report

5.    Commitments and Contingencies

      On December 9, 2003, Milton Pfeiffer, a shareholder of the Bjurman, Barry Micro-Cap Growth Fund (the "Micro-Cap Fund"), filed a complaint, amended on February 20, 2004 and again on April 29, 2004, in the United States District Court for the Southern District of New York, naming Bjurman, Barry & Associates ("BB&A") and the Micro-Cap Fund as defendants. The amended complaint alleges that BB&A violated its fiduciary duties under section 36(b) of the Investment Company Act of 1940 ("ICA"). Specifically, the complaint alleges that BB&A charged the Micro-Cap Fund for reimbursement for unnecessary and excessive marketing and distribution fees under Rule 12b-1 promulgated by the Securities and Exchange Commission under the ICA, even though the Micro-Cap Fund had been closed since May 30, 2003 to new investors outside the Bjurman, Barry family of funds. The complaint alleges that these Rule 12b-1 fee payments to BB&A were in violation of BB&A's fiduciary duty with respect to the receipt of compensation under section 36(b) of the ICA. Plaintiff seeks the following relief: (1) to recover for the Micro-Cap Fund the allegedly excessive Rule 12b-1 fees from BB&A; (2) to recover for the Micro-Cap Fund a portion of the investment advisory fees collected by BB&A while allegedly in breach of its fiduciary duty; (3) to enjoin BB&A from receiving from the Micro-Cap Fund, and to enjoin the Micro-Cap Fund from paying to BB&A, (a) any Rule 12b-1 fees while the Micro-Cap Fund is closed to new investors and (b) any other charges that do not bear a reasonable relationship to the services provided or expenses incurred; and (4) to recover for plaintiff the costs and disbursements of this lawsuit, including the fees of plaintiff's attorneys and experts. The potential exposure of the Micro-Cap Fund is unknown at this time.

      BB&A and the Micro-Cap Fund deny, and will vigorously contest, the plaintiff's allegations.

      In the normal course of business, the Funds enter into contracts that contain a variety of representations and warranties and that provide general indemnification. The Funds' maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred.